Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

April 4, 2014

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

RE:	Renewable Energy Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 17, 2014
File No. 333-193345

Dear Ms. Long:

Renewable Energy Group, Inc. (the “Registrant”) and Syntroleum Corporation (“Syntroleum”) hereby provide the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated March 26, 2014. Set forth below are the Registrant’s and Syntroleum’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

General

1.	Please update the prospectus to include the information required by Item 19(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K for the most recently completed fiscal year.

Response: The Registrant acknowledges the Staff’s comment. The Registrant’s Definitive Proxy Statement for its 2014 Annual Meeting of Stockholders is expected to be filed with the Commission shortly. Following such filing, a further pre-effective amendment to the registration statement will be filed incorporating the Proxy Statement by Reference. In addition, as stated in its previous response to the Staff’s comments, no Syntroleum officer, including Syntroleum’s Chief Executive Officer, will serve as an executive officer of the Registrant upon the consummation of the asset sale. Accordingly, no disclosure under Item 19(a)(7) of Form S-4 relating to Syntroleum’s current employees is required.

2.	We note that you are registering 4,143,441 shares of common stock, and that this includes 347,441 shares of REG common stock that are reserved for issuance with respect to certain warrants of Syntroleum to be assumed by REG. Given that REG will no longer assume the outstanding warrant agreement from 2007, please advise whether this changes the number of shares REG is registering.

Response: The Registrant respectfully submits that the 347,411 shares of REG common stock that are reserved for issuance with respect to certain warrants of Syntroleum to be assumed by REG does not include shares relating to the Warrant Agreement, dated as of June 22, 2007, between Tyson Foods, Inc. and Syntroleum Corporation. The 347,411 shares of common stock registered relate to additional warrants to purchase common stock of Syntroleum with Fletcher International, Ltd. to be assumed by the Registrant. The Registrant has clarified the disclosure on page 96 regarding the assumed warrants.

Prospectus Cover Page

3.	The letter to the Syntroleum stockholders serves as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit the letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

Response: The Registrant and Syntroleum respectfully submit that they has included nearly a page of additional disclosures on the cover page of the prospectus in response to the Staff’s previous comments, including an illustrative table disclosing the amount of REG common shares that may be issued as consideration under alternative scenarios in which there may be an adjustment to the number of REG shares. Given the additional disclosures requested by the Staff and the disclosure requirements of Item 501 of Regulation S-K, the Registrant and Syntroleum respectfully submit that limiting the letter to one page is not feasible and would not benefit Syntroleum shareholders.

Questions and Answers About the Asset Sale…, page 1

What is the value of the consideration to be received by Syntroleum in connection with the asset sale?, page 2

4.	We note your revisions in response to comment three of our letter dated February 10, 2014. Please disclose the value of REG common stock that stockholders would receive for each share of Syntroleum common stock given the various market prices of REG common stock disclosed in the table. Please also disclose this information in the relevant risk factor on page 25.

Response: The Registrant and Syntroleum have revised the disclosure on the prospectus cover page, page 2 and on page 25 to include information regarding the value of the REG stock.

Risk Factors, page 23

Risks Relating to Syntroleum’s Business, page 54

Syntroleum is significantly dependent on significant customers…, page 55

5.	We note that Syntroleum is providing technical services to Sasol USA pursuant to an agreement that terminated on March 1, 2014. Please disclose whether the agreement has been extended. If so, please advise whether Syntroleum has filed the extension in a Current Report on Form 8-K or as an exhibit to an Exchange Act report.

Response: Syntroleum’s agreement with Sasol USA was extended through March 1, 2015 pursuant to its terms, and Syntroleum has not entered into any new agreement with Sasol USA or amended its existing agreement with Sasol USA. The applicable agreement with Sasol USA was filed as Exhibit 10.46 to Amendment No. 1 to Syntroleum’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 7, 2014. The disclosure on page 56 has been revised to reflect this extension.

Proposal One—The Asset Sale Proposal, page 63

Background of the Asset Sale, page 63

6.	We note your revisions in response to comment five of our letter dated February 10, 2014. However, we continue to believe that your disclosure should be revised so that it describes in sufficient detail why this transaction is being recommended to stockholders and identifies the material issues discussed and the positions taken by those involved in the meetings. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive.

Response: The Registrant and Syntroleum acknowledge the Staff’s comment and have revised the disclosure throughout the section entitled “Background of the Asset Sale” beginning on page 63.

7.	Please explain up front the specifics of Syntroleum’s 50% interest in the Dynamic Fuels joint venture with Tyson Foods, Inc. and the production facility in Geismar, Louisiana, including how it factored into Syntroleum’s search for a potential acquisition or sale of its interest in Dynamic Fuels.

Response: The requested disclosure has been added on page 63.

8.	Please explain the specific “business relationship” that was the impetus for Syntroleum’s first contact with REG in February 2012 and how the Bio-Synfining technology was expected to fit into REG’s business. Please also explain why Syntroleum considered REG to be a “viable transaction partner” including what specific “strategic synergies” would arise from such a partnership.

Response: The requested disclosure has been added on page 64.

9.	Please disclose the “potential collaborations” discussed between Syntroleum and REG at the April 4, 2012 meeting.

Response: The requested disclosure has been added on page 64.

10.

We note the disclosure that at some point between May 8, 2012 and December 17, 2012, REG management determined that the “acquisition discussions” had become a viable and appealing option. Please explain when the discussions moved from a business relationship and potential partnership to discussions of a potential acquisition, and the reasons for such a shift. Please also explain whether Syntroleum provided information on net operating losses in May 2012 and due diligence materials in January 2013 based on requests made by REG to evaluate a potential acquisition.

Response: The requested disclosure has been added on page 64.

11.	Please disclose the “key attributes” of REG and Syntroleum that were discussed at the meetings on February 13, 2013 and March 5, 2013.

Response: The requested disclosure has been added on page 65.

12.	Please disclose whether the indication of interest letter received from Party A on May 7, 2013 was solicited.

Response: The requested disclosure has been added on page 65.

13.	We note that between November 20, 2013 and December 10, 2013 the parties exchanged revised drafts of the asset purchase agreement and negotiated the rights of the parties to terminate the agreement. Please disclose any discussion between the parties or the Syntroleum board regarding the potential to adjust the terms of the transaction or terminate the transaction in the event that REG’s stock price fell below a certain price.

Response: The Registrant respectfully submits that there were no discussions between the parties or the Syntroleum board regarding the potential to adjust the terms of the transaction or terminate the transaction in the event that REG’s stock price fell below a certain price.

14.	Please disclose the “various transaction options” discussed at the November 18, 2013 meeting of Syntroleum’s board of directors. Please also disclose the “alternatives available to Syntroleum” that were discussed at the December 11, 2013 board meeting.

Response: The requested disclosure has been added on pages 69 and 70, respectively.

15.	Please disclose what “further modifications” were discussed by Mr. Roth and Mr. Oh on December 15, 2013 and what about Syntroleum’s cash projections prompted such modifications.

Response: The requested disclosure has been added on page 70.

16.	Please disclose the “concern” raised by REG regarding the outstanding warrant agreement from 2007 and why Syntroleum ultimately agreed to retain the 2007 warrant agreement.

Response: The requested disclosure has been added on page 71.

REG’s Reasons for the Asset Sale, page 70

17.	Please revise your disclosure to explain how the asset purchase agreement is expected to create new revenue opportunities for REG.

Response: The disclosure has been revised on page 71.

18.	Please disclose how the current industry, economic, regulatory and market conditions and trends supported the REG board’s approval of the asset purchase agreement, and why the board considered the general industry-wide, market, economic, regulatory and other risks as a potential negative factor related to the transaction.

Response: The disclosure has been added on page 71.

19.	Please delete the language stating that this is a summary of the material factors considered by REG’s board of directors. Please note that the disclosure should present all material factors evaluated by the board in approving the transaction.

Response: The language has been deleted on page 72.

Material United States Federal Income Tax Consequences…, page 119

20.	We note that the disclosure in this section constitutes the opinion of your tax counsel. As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise your prospectus disclosure to set forth counsel’s opinion as to such matters. As currently drafted, we note disclosure that the asset sale, liquidation and dissolution “are intended” to constitute a tax-free reorganization, and that “in the event” that these transactions constitute tax-free transactions, certain material federal income tax consequences will be applicable. Similarly, we note language stating that “generally” or “in general” certain tax consequences will apply. Further, we note that certain of the disclosure currently appears as a description of the law as opposed to the opinion of counsel as to how the law applies to the specific facts of the transaction. Please revise the disclosure throughout this section to clearly set forth the opinion of counsel as to each identified material federal tax consequence and set forth the basis for the opinion. See Staff Legal Bulletin No. 19 (October 14, 2011). Please similarly revise your disclosure throughout the prospectus where you discuss the material tax consequences of the transactions, including your related discussion on page five.

Response: The disclosure has been revised beginning on page 120 and elsewhere in the proxy statement/prospectus, as required.

Where You Can Find More Information, page 151

21.	We note that you have incorporated by reference REG’s Current Report on Form 8-K filed on January 8, 2014. We are unable to locate a Current Report on Form 8-K filed on this date. Please update this section to include all reports filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act since December 31, 2013.

Response: The section entitled “Where You Can Find More Information” on page 152 has been revised and updated.

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We would be pleased to answer your questions or provide you with any other information you need. Please contact our outside counsel, Bill Krause at (415) 983-1597.

Very truly yours,

/s/ Daniel J. Oh

Daniel J. Oh

President and Chief Executive Officer

cc:	Blair W. White, Esq.

William T. Krause, Esq.